Mail Stop 4561

July 11, 2006

John D. Simonetti
455 Magna Drive
Aurora, Ontario L4G 7A9 Canada

> **Re:** **Mi Developments Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 001-31728**

Dear Mr. Simonetti:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F

Exhibit 2

Note 9 – Debentures and Note Obligations

(b) MEC – Convertible Subordinated Notes

1. We noted that the company issued two convertible notes in the amount of $150 million and $75 million with conversion prices at $7.05 per share and $8.50 per share, respectively. Given that these conversion prices may be adjusted under certain circumstances, please tell us your consideration of EITF 00-19 in determining whether the embedded conversion feature within these notes should be classified as a liability under US GAAP.

Exhibit 3

Disclosure Controls and Procedures, page 22

2. We noted that the company's management has evaluated the effectiveness of the company's disclosure controls and procedures in accordance with Canadian GAAP. Tell us how you considered paragraph B.6(b) of the general instructions to Form 40-F as it requires management's evaluation over the effectiveness of the company's disclosure controls and procedures as defined by Rules 13a-15 and 15d-15 of the Exchange Act.

3. Please also note that you are required to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph B.6(e) of the general instructions to Form 40-F.

Exhibits 31.1 and 31.2

4. We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that:" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant